FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.
Press Release dated October 22, 2012 entitled, "CN reports Q3-2012 net income of C$664 million, or C$1.52 per diluted share”

“Diluted Q3-2012 EPS increased 10 per cent over adjusted diluted EPS of C$1.38 for Q3-2011(1)”

2.	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

3.	Management’s Discussion and Analysis (U.S. GAAP)

4.	Certificate of CEO

5.	Certificate of CFO

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

Item1

North America’s Railroad

CN reports Q3-2012 net income of C$664 million,
or C$1.52 per diluted share

Diluted Q3-2012 EPS increased 10 per cent over adjusted diluted EPS of C$1.38 for Q3-2011 (1)

MONTREAL, Oct. 22, 2012 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the third quarter and nine-month period ended Sept. 30, 2012.

Third-quarter 2012 highlights
•	Net income was C$664 million, or C$1.52 per diluted share, compared with year-earlier net income of C$659 million, or C$1.46 per diluted share.
•
Q3-2012 diluted earnings per share (EPS) increased 10 per cent over year-earlier adjusted diluted EPS of C$1.38 that excluded an after-tax gain of C$0.08 per diluted share on the sale of substantially all of the assets of IC RailMarine Terminal Company during Q3-2011. (1)

•	Revenues for the most recent quarter increased eight per cent to C$2,497 million, while revenue ton-miles rose seven per cent and carloadings increased three per cent.
•	Operating income increased five per cent to C$985 million.
•	The operating ratio increased by 1.3 points to 60.6 per cent.
•
Free cash flow for the first nine months of 2012 was C$1,036 million, including the impact of Q1-2012 voluntary pension plan contributions totalling C$450 million, compared with free cash flow of C$1,328 million for the same period of 2011. (1)

Claude Mongeau, president and chief executive officer, said: “CN’s focus on operational and service excellence helped the Company post a solid third-quarter performance, with revenue growth in all our business segments and solid improvement in most of our key operating metrics.

“Petroleum and chemicals led the way with a 15 per cent increase in revenues, largely as a result of higher shipments of crude oil originating in western Canada. CN’s crude oil volume in the quarter rose to a run rate of 40,000 carloads on an annualized basis.

“We continued to improve service and were able to make solid progress in our key velocity, efficiency and safety metrics across our network.”

Mongeau also said: “While cautious about the strength of the economy, we see continued opportunities to grow our business in the longer term. Through our agenda of supply chain collaboration, CN expects to increase revenues slightly faster than general growth in the North American economy and to accommodate this growth at low incremental cost.”

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

New CN share repurchase program
Mongeau said: “With our strong balance sheet and expectations of continued shareholder value creation, we are pleased to announce that CN’s Board of Directors has approved a new share repurchase program for up to C$1.4 billion in common shares. This will be executed through a normal course issuer bid to purchase for cancellation a maximum of 18 million shares.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s third-quarter and first nine-month 2012 net income would have been lower by C$8 million, or C$0.02 per diluted share and C$25 million, or C$0.06 per diluted share, respectively. (1)

Third-quarter 2012 revenues, traffic volumes and expenses
The eight per cent rise in third-quarter revenues mainly resulted from higher freight volumes, due in part to growth in North American and Asian economies and the Company’s performance above market conditions in a number of segments; freight rate increases; and the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues.

Revenues increased for petroleum and chemicals (15 per cent), coal (13 per cent), grain and fertilizers (10 per cent), automotive (nine per cent), metals and minerals (seven per cent), intermodal (six per cent), and forest products (three per cent).

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased seven per cent from the year-earlier period.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased two per cent over the third-quarter 2011 performance, driven by freight rate increases and the positive translation impact of the weaker Canadian dollar, partly offset by a lower fuel surcharge and an increase in the average length of haul.

Operating expenses for the third quarter increased by 10 per cent to C$1,512 million, mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, as well as increased volume-related fuel costs.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

Key assumptions
CN remains comfortable with the 2012 financial guidance issued on July 25, 2012, in its second-quarter 2012 financial and operational results news release. CN expects to deliver up to 15 per cent growth in adjusted diluted EPS for 2012, over adjusted diluted EPS of C$4.84 in 2011.  Also, CN expects to generate free cash flow of approximately C$1 billion for 2012 – taking into consideration a potential C$250 million additional voluntary pension contribution in the fourth quarter. (1)

CN’s 2012 outlook is based on a number of economic and market assumptions. The Company is forecasting that North American industrial production for 2012 will increase by about 3.0 per cent. For the year, CN also expects U.S. housing starts to be approximately 750,000 units, and U.S. motor vehicles sales to be approximately 14.5 million units. In addition, CN is assuming the 2012/2013 U.S. grain crop will be well below, and the 2012/2013 Canadian grain crop will be slightly higher, than the five-year average. With the assumptions above, CN assumes carload growth in the mid-single digit range, along with continued pricing improvement above inflation. CN also assumes the Canadian-U.S. exchange rate to be around parity for 2012 and that the price of crude oil (West Texas Intermediate) for the year to be approximately US$95 per barrel. In 2012, CN plans to invest approximately C$1.8 billion in capital programs, of which more than C$1 billion will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance-measures in the attached supplementary schedule, Non-GAAP Measures.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)

Item2

	Three months ended		Nine months ended
	September 30		September 30

	2012	2011	2012	2011

Revenues	$2,497	$2,307	$7,386	$6,651

Operating expenses
Labor and fringe benefits	476	396	1,489	1,301
Purchased services and material	304	271	908	825
Fuel	369	350	1,124	1,030
Depreciation and amortization	227	218	687	653
Equipment rents	64	60	185	165
Casualty and other	72	74	230	220
Total operating expenses	1,512	1,369	4,623	4,194

Operating income	985	938	2,763	2,457

Interest expense	(84)	(85)	(256)	(256)

Other income (Note 3)	18	70	320	380

Income before income taxes	919	923	2,827	2,581

Income tax expense (Note 7)	(255)	(264)	(757)	(716)

Net income	$664	$659	$2,070	$1,865

Earnings per share (Note 10)
Basic	$1.53	$1.47	$4.73	$4.11

Diluted	$1.52	$1.46	$4.71	$4.08

Weighted-average number of shares
Basic	433.9	448.3	437.3	453.4

Diluted	435.9	451.4	439.6	456.9
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (U.S. GAAP) - unaudited
(In millions)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Net income	$664	$659	$2,070	$1,865

Other comprehensive income (loss)
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(210)	495	(199)	315
Translation of US dollar-denominated long-term debt designated
as a hedge of the net investment in U.S. subsidiaries	202	(471)	189	(302)

Pension and other postretirement benefit plans (Note 6)
Amortization of net actuarial loss included in net periodic
benefit cost (income)	30	2	92	6
Amortization of prior service cost included in net periodic
benefit cost (income)	1	1	5	2

Derivative instruments	-	-	-	(1)

Other comprehensive income before income taxes	23	27	87	20
Income tax recovery (expense)	(37)	67	(51)	42
Other comprehensive income (loss)	(14)	94	36	62

Comprehensive income	$650	$753	$2,106	$1,927
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	September 30	December 31	September 30
	2012	2011	2011

Assets

Current assets:
Cash and cash equivalents	$175	$101	$192
Restricted cash and cash equivalents (Note 4)	518	499	489
Accounts receivable	845	820	801
Material and supplies	272	201	272
Deferred and receivable income taxes	37	122	52
Other	78	105	62
Total current assets	1,925	1,848	1,868

Properties	24,004	23,917	23,800
Intangible and other assets	349	261	899

Total assets	$26,278	$26,026	$26,567

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,631	$1,580	$1,565
Current portion of long-term debt (Note 4)	678	135	525
Total current liabilities	2,309	1,715	2,090

Deferred income taxes	5,603	5,333	5,613
Pension and other postretirement benefits, net of current portion	553	1,095	530
Other liabilities and deferred credits	738	762	800
Long-term debt	5,770	6,441	5,878

Shareholders' equity:
Common shares	4,120	4,141	4,149
Accumulated other comprehensive loss	(2,803)	(2,839)	(1,647)
Retained earnings	9,988	9,378	9,154

Total shareholders' equity	11,305	10,680	11,656

Total liabilities and shareholders' equity	$26,278	$26,026	$26,567
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Common shares (1)

Balance, beginning of period	$4,132	$4,211	$4,141	$4,252
Stock options exercised and other	27	(6)	105	50
Share repurchase programs (Note 4)	(39)	(56)	(126)	(153)
Balance, end of period	$4,120	$4,149	$4,120	$4,149

Accumulated other comprehensive loss

Balance, beginning of period	$(2,789)	$(1,741)	$(2,839)	$(1,709)
Other comprehensive income (loss)	(14)	94	36	62
Balance, end of period	$(2,803)	$(1,647)	$(2,803)	$(1,647)

Retained earnings

Balance, beginning of period	$9,821	$9,001	$9,378	$8,741
Net income	664	659	2,070	1,865
Share repurchase programs (Note 4)	(334)	(361)	(969)	(1,011)
Dividends	(163)	(145)	(491)	(441)
Balance, end of period	$9,988	$9,154	$9,988	$9,154
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2012, the Company issued 0.8 million and 2.7 million common shares, respectively, as a result of stock options exercised and repurchased 4.1 million and 13.3 million common shares, respectively, under its share repurchase program.  At September 30, 2012, the Company had 431.5 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Operating activities
Net income	$664	$659	$2,070	$1,865
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	227	218	687	653
Deferred income taxes	59	104	331	327
Gain on disposal of property (Note 3)	-	(60)	(281)	(348)
Changes in operating assets and liabilities:
Accounts receivable	(25)	55	(37)	(17)
Material and supplies	3	(27)	(73)	(59)
Accounts payable and other	50	60	140	102
Other current assets	5	16	(6)	9
Pensions and other, net	17	(38)	(495)	(147)
Net cash provided by operating activities	1,000	987	2,336	2,385

Investing activities
Property additions	(508)	(415)	(1,121)	(1,012)
Disposal of property (Note 3)	-	70	311	369
Change in restricted cash and cash equivalents (Note 4)	(46)	(22)	(19)	(489)
Other, net	7	5	5	22
Net cash used in investing activities	(547)	(362)	(824)	(1,110)

Financing activities
Issuance of debt (Note 4)	230	132	1,861	196
Repayment of debt	(338)	(186)	(1,806)	(225)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	24	5	97	56
Repurchase of common shares (Note 4)	(373)	(417)	(1,095)	(1,164)
Dividends paid	(163)	(145)	(491)	(441)
Net cash used in financing activities	(620)	(611)	(1,434)	(1,578)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	(3)	3	(4)	5
Net increase (decrease) in cash and cash equivalents	(170)	17	74	(298)
Cash and cash equivalents, beginning of period	345	175	101	490
Cash and cash equivalents, end of period	$175	$192	$175	$192

Supplemental cash flow information
Net cash receipts from customers and other	$2,476	$2,326	$7,396	$6,659
Net cash payments for:
Employee services, suppliers and other expenses	(1,235)	(1,124)	(4,002)	(3,551)
Interest	(89)	(87)	(275)	(249)
Personal injury and other claims	(13)	(15)	(57)	(48)
Pensions (Note 6)	(29)	(5)	(587)	(103)
Income taxes	(110)	(108)	(139)	(323)
Net cash provided by operating activities	$1,000	$987	$2,336	$2,385
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2012, December 31, 2011 and September 30, 2011, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2012 and 2011.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2011 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2011 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Accounting change

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, giving companies the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income in the statement of changes in shareholders’ equity. ASU 2011-05 also requires reclassification adjustments for each component of accumulated other comprehensive income (AOCI) in both net income and other comprehensive income (OCI) to be separately disclosed on the face of the financial statements. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income, which deferred the effective date to present reclassification adjustments in net income. The effective date of the deferral is consistent with the effective date of ASU 2011-05 which is effective for fiscal years beginning on or after December 15, 2011. The FASB is currently re-evaluating the requirements, with a final decision expected in 2012. The Company has adopted the requirements of these ASUs.

Note 3 - Disposal of property

2012 – Disposal of Bala-Oakville
In March 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2011 – Disposal of IC RailMarine Terminal
In August 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (ICRMT), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (Foresight) and the Cline Group (Cline), for cash proceeds of $70 million (US$73 million) before transaction costs. ICRMT is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran, LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the ICRMT transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

2011 – Disposal of Lakeshore East
In March 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

“Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Note 4 - Financing activities

Revolving credit facility
In May 2011, the Company entered into an $800 million four-year revolving credit facility agreement with a consortium of lenders. In March 2012, the agreement was amended to extend the term to May 2017. The agreement, which contains customary terms and conditions, allows for increases in the facility amount, up to a maximum of $1,300 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at September 30, 2012, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2011).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at September 30, 2012, the Company had borrowings of $171 million of commercial paper ($82 million (US$81 million) as at December 31, 2011) presented in Current portion of long-term debt on the Consolidated Balance Sheet. The weighted-average interest rate on these borrowings was 1.06% (0.20% as at December 31, 2011).

Bilateral letter of credit facilities and Restricted cash and cash equivalents
In April 2011, the Company entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. In March 2012, the agreements were amended to extend the maturity by one year to April 2015 and an additional letter of credit agreement was signed with an additional bank. Under these agreements as amended, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at September 30, 2012, from a total committed amount of $559 million ($520 million as at December 31, 2011) by the various banks, the Company had letters of credit drawn of $549 million ($499 million as at December 31, 2011). As at September 30, 2012, cash and cash equivalents of $518 million ($499 million as at December 31, 2011) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Share repurchase programs
In October 2011, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 17.0 million common shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 16.7 million common shares under this share repurchase program.
The following table provides the activity under such share repurchase program as well as the share repurchase program of the prior year:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2012	2011	2012	2011
Number of common shares repurchased (1)	4.1	6.0	13.3	16.5
Weighted-average price per share (2)	$89.82	$69.48	$82.32	$70.56
Amount of repurchase	$373	$417	$1,095	$1,164
(1)	Includes common shares purchased in the first quarters of 2012 and 2011 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

See Note 11 – Subsequent event for additional information on the Company’s new share repurchase program approved on October 22, 2012.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans to the Company’s 2011 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and nine months ended September 30, 2012 and 2011.

	Three months ended September 30		Nine months ended September 30
In millions	2012	2011	2012	2011

Cash settled awards
Restricted share unit plan	$17	$(8)	$47	$39
Voluntary Incentive Deferral Plan (VIDP)	4	(13)	14	5
	21	(21)	61	44
Stock option awards	3	2	8	7
Total stock-based compensation expense (benefit)	$24	$(19)	$69	$51

Tax benefit (expense) recognized in income	$7	$(6)	$16	$12

Cash settled awards
Following approval by the Board of Directors in January 2012, the Company granted 0.5 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period.

Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout is conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation, and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the RSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreements, the Company may at its discretion change the manner of vesting of the RSUs to suspend payout on any RSUs pending resolution of such matter.

In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the RSU payout of approximately $18 million otherwise due in February 2012 to its former Chief Executive Officer (CEO) after determining that the former CEO was likely in breach of his non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. Pending a final resolution of the legal proceedings, the Company, without prejudice, has not recorded a gain from the cancellation of the RSU payout. See Note 8 – Major commitments and contingencies to the Company’s unaudited Interim Consolidated Financial Statements.

As at September 30, 2012, 0.1 million RSUs remained authorized for future issuance under this plan.

The following table provides the 2012 activity for all cash settled awards:

	RSUs			VIDP
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2011	0.9	0.9		-	1.4
Granted (Payout)	0.5	(0.7)		-	-
Outstanding at September 30, 2012	1.4	0.2	(1)	-	1.4

(1)	Consists of the units of the RSU payout currently in dispute. See Note 8 - Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					VIDP (2)		Total

Year of grant	2012	2011	2010	2009

Stock-based compensation expense
recognized over requisite service period
Nine months ended September 30, 2012	$10	$18	$19	$-		$14		$61
Nine months ended September 30, 2011	N/A	$6	$12	$21		$5		$44

Liability outstanding
September 30, 2012	$10	$38	$63	$18	(3)	$128		$257
December 31, 2011	N/A	$19	$44	$82		$119		$264

Fair value per unit
September 30, 2012 ($)	$58.67	$79.45	$86.62	N/A		$86.99		N/A

Fair value of awards vested during the period
Nine months ended September 30, 2012	$-	$-	$-	N/A		$1		$1
Nine months ended September 30, 2011	N/A	$-	$-	$-		$1		$1

Nonvested awards at September 30, 2012
Unrecognized compensation cost	$16	$15	$4	N/A		$1		$36
Remaining recognition period (years)	2.3	1.3	0.3	N/A		N/A	(4)	N/A

Assumptions (5)
Stock price ($)	$86.99	$86.99	$86.99	N/A		$86.99		N/A
Expected stock price volatility (6)	18%	16%	16%	N/A		N/A		N/A
Expected term (years) (7)	2.3	1.3	0.3	N/A		N/A		N/A
Risk-free interest rate (8)	1.12%	1.08%	0.97%	N/A		N/A		N/A
Dividend rate ($) (9)	$1.50	$1.50	$1.50	N/A		N/A		N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	Consists of the carrying value of the RSU payout currently in dispute. See Note 8 - Major Commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.
(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)	Assumptions used to determine fair value are at September 30, 2012.
(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2012, the Company granted 0.6 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At September 30, 2012, 10.4 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at September 30, 2012, including conventional and performance-accelerated options, was 4.4 million and 0.4 million, respectively. As at September 30, 2012, the performance-accelerated stock options were fully vested.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity of stock option awards in 2012. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on September 30, 2012 at the Company’s closing stock price of $86.99.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2011 (1)	6.9	$40.80
Granted	0.6	$76.70
Exercised	(2.7)	$30.90
Outstanding at September 30, 2012 (1)	4.8	$49.67	5.8	$178
Exercisable at September 30, 2012 (1)	3.1	$42.53	4.5	$136

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2012	2011	2010	2009	2008	2007	Total

Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2012	$3	$2	$1	$2	$-	$-	$8
Nine months ended September 30, 2011	N/A	$3	$1	$2	$1	$-	$7

Fair value per unit
At grant date ($)	$15.49	$15.66	$13.09	$12.60	$12.44	$13.37	N/A

Fair value of awards vested during the period
Nine months ended September 30, 2012	$-	$2	$2	$4	$3	$-	$11
Nine months ended September 30, 2011	N/A	$-	$2	$4	$3	$3	$12

Nonvested awards at September 30, 2012
Unrecognized compensation cost	$5	$3	$2	$-	$-	$-	$10
Remaining recognition period (years)	3.3	2.3	1.3	0.3	-	-	N/A

Assumptions
Grant price ($)	$76.70	$68.94	$54.76	$42.14	$48.51	$52.79	N/A
Expected stock price volatility (2)	26%	26%	28%	39%	27%	24%	N/A
Expected term (years) (3)	5.4	5.3	5.4	5.3	5.3	5.2	N/A
Risk-free interest rate (4)	1.33%	2.53%	2.44%	1.97%	3.58%	4.12%	N/A
Dividend rate ($) (5)	$1.50	$1.30	$1.08	$1.01	$0.92	$0.84	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 - Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management (“executive employees”) subject to certain minimum service and age requirements are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (“SRS”), the Supplemental Executive Retirement Plan (“SERP”) and/or the Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP and/or DC SERP plans or other employment agreements will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, and/or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the $1.5 million annual retirement benefit otherwise due to its former CEO after determining that the former CEO was likely in breach of the non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. Pending a final resolution of the legal proceedings, the Company, without prejudice, has not recorded a settlement gain of approximately $21 million from the termination of the former CEO’s retirement benefit plan. See Note 8 - Major commitments and contingencies to the Company’s unaudited Interim Consolidated Financial Statements.

For the three and nine months ended September 30, 2012 and 2011, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

	Three months ended		Nine months ended
	September 30		September 30
In millions	2012	2011	2012	2011
Service cost	$37	$31	$109	$93
Interest cost	186	196	554	589
Expected return on plan assets	(249)	(251)	(745)	(753)
Amortization of prior service cost	1	1	3	1
Recognized net actuarial loss	30	2	92	6
Net periodic benefit cost (income)	$5	$(21)	$13	$(64)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Nine months ended
	September 30		September 30
In millions	2012	2011	2012	2011
Service cost	$1	$1	$3	$3
Interest cost	4	4	10	11
Amortization of prior service cost	-	-	2	1
Net periodic benefit cost	$5	$5	$15	$15

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis both in Canada and the United States. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2011, were filed in June 2012 and identified a going concern surplus of approximately $1.1 billion and a solvency deficit of approximately $1.3 billion calculated using the three-year average of the Company’s hypothetical windup ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

In anticipation of its future funding requirements, the Company made voluntary contributions of $450 million in the first quarter of 2012 and $350 million in the fourth quarter of 2011 in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. These voluntary contributions can be treated as a prepayment against its required special solvency payments. As such, as at September 30, 2012, based on the Company’s last filed actuarial valuations, these voluntary contributions are expected to be sufficient to meet the Company’s special solvency payment requirements for the CN Pension Plan to the end of 2014. Since 2010, the Company has made total voluntary contributions of $1.1 billion.
Pension contributions made in the first nine months of 2012 and 2011 of $587 million and $103 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan.
The Company continuously monitors the various economic elements that affect the level of contribution it considers necessary to maintain the financial health of its various pension plans. Currently, the Company expects to make total contributions in 2012 of approximately $600 million for all its pension plans, including its defined contribution plans. These contributions are for the current service cost as determined under its current actuarial valuations and include voluntary contributions of $450 million made in the first quarter.
In view of the uncertainty associated with future pension plan returns and level of interest rates in the current economic environment, the Company is reviewing the merits of contributing an additional $250 million in 2012.
Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2011 Annual Consolidated Financial Statements.

Note 7 - Income taxes

The Company recorded income tax expense of $255 million for the three months ended September 30, 2012 and $757 million for the nine months ended September 30, 2012, compared to $264 million and $716 million, respectively, for the same periods in 2011. A net income tax expense of $28 million, which consisted of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment, was recorded in the second quarter of 2012. A net income tax expense of $40 million, resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, was recorded in the second quarter of 2011.

Note 8 - Major commitments and contingencies

A. Commitments
As at September 30, 2012, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $846 million ($727 million as at December 31, 2011). The Company also has remaining estimated commitments in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company of approximately $110 million to be spent over the next few years for railroad infrastructure improvements, grade separation projects, as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities' concerns. The commitment for the grade separation projects is based on estimated costs provided by the Surface Transportation Board (STB) at the time of acquisition and could be subject to adjustment. In addition, remaining implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 are estimated to be approximately $180 million (US$180 million). The Company also has agreements with fuel suppliers to purchase approximately 91% of its estimated remaining 2012 volume, 71% of its anticipated 2013 volume and 20% of its anticipated 2014 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Proceedings against former CEO
In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the RSU payout of approximately $18 million, the $1.5 million annual retirement benefit, and other benefits (collectively the “Benefits”) otherwise due to its former CEO, after determining that the former CEO was likely in breach of his non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. The Company‘s determination was based on certain facts, including the former CEO’s active participation in concert with the largest shareholder of its major competitor in Canada for the express purpose of installing the former CEO as Chief Executive Officer of the competitor; the former CEO’s admission that he has taken a personal $5 million stock position in the competitor; and statements by the former CEO and the largest shareholder to the effect that the former CEO has developed a strategic plan for the operation of the Company’s competitor to make it a stronger competitor to the Company; the Company reasonably believes that any such strategic plan would necessarily draw upon the Company’s confidential information, which would constitute a clear and material breach of the former CEO’s employment agreement. The Company has filed legal proceedings in the United States District Court for the Northern District of Illinois seeking, among other things, a declaration that the Company’s termination of the Benefits is valid. In June 2012, the former CEO was named President and CEO and a member of the Board of Directors of the Company’s major competitor in Canada.

Liabilities can be derecognized only if the Company is legally and irrevocably released from its obligation, either judicially or by the creditor. As such, the Company, without prejudice, has not recorded a gain of approximately $18 million from the cancellation of the former CEO’s RSU payout pending a final resolution of the legal proceedings. In addition, a retirement benefit liability can only be terminated when the Company is relieved of its obligation under the benefit plan. The Company estimates the settlement gain associated with the former CEO’s retirement benefit liability to be approximately $21 million, which would be partially offset by past accumulated actuarial losses of approximately $4 million. Pending a final resolution of the legal proceedings, the Company, without prejudice, has not recorded the net settlement gain that would result from the termination of the former CEO’s retirement benefit plan.

The Company is also seeking to recover $3 million of retirement benefits paid to the former CEO as the Company believes that the former CEO has failed to fulfill the terms of his employment agreement as well as reasonable legal fees and other costs. The Company has not recognized the recovery of these amounts.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at September 30, 2012, the Company had aggregate reserves for personal injury and other claims of $299 million, of which $82 million was recorded as a current liability ($310 million as at December 31, 2011, of which $84 million was recorded as a current liability).

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2012, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses could not be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 300 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
   The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at September 30, 2012, the Company had aggregate accruals for environmental costs of $126 million, of which $28 million was recorded as a current liability ($152 million as at December 31, 2011, of which $63 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2012 will be paid out over the next five years. However, some costs may be paid out over a longer period. In situations where the Company expects to recover certain accrued remediation costs associated with alleged contamination, a receivable is recorded in Intangible and other assets for such recoverable amount. Based on the information currently available, the Company considers its provisions to be adequate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2012 and 2020, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2012, the maximum exposure in respect of these guarantees was $146 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
As at September 30, 2012, the Company, including certain of its subsidiaries, has granted $549 million of irrevocable standby letters of credit and $11 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2012, the maximum potential liability under these guarantee instruments was $560 million, of which $488 million related to workers’ compensation and other employee benefit liabilities and $72 million related to equipment under leases and other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company has not recorded a liability as at September 30, 2012 with respect to these guarantee instruments as they relate to the Company’s future performance and the Company does not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2012 and 2015.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 9 - Financial instruments

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3:	Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

(ii) Intangible and other assets:
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Intangible and other assets are classified as Level 3 as their fair value is based on significant unobservable inputs.

(iii) Debt:
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. Debt is classified as Level 2 as it may not be priced using quoted prices for identical instruments in active markets, but rather determined from quoted prices for similar instruments in active markets.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at September 30, 2012 and December 31, 2011 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	September 30, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$30	$123	$31	$126
Financial liabilities
Total debt	$6,448	$8,000	$6,576	$7,978

Note 10 - Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2012	2011	2012	2011

Net income	$664	$659	$2,070	$1,865

Weighted-average shares outstanding	433.9	448.3	437.3	453.4
Effect of stock options	2.0	3.1	2.3	3.5
Weighted-average diluted shares outstanding	435.9	451.4	439.6	456.9

Basic earnings per share	$1.53	$1.47	$4.73	$4.11
Diluted earnings per share	$1.52	$1.46	$4.71	$4.08

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was nil and 0.1 million for the three and nine months ended September 30, 2012, respectively, and 0.1 million for both the corresponding periods in 2011.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 - Subsequent event

On October 22, 2012, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

Note 12 - Comparative figures

Certain figures previously reported in 2011 have been reclassified to conform with the basis of presentation adopted in 2012.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP) - unaudited

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Statistical operating data

Rail freight revenues ($ millions)	2,237	2,059	6,658	5,979
Gross ton miles (GTM) (millions)	96,402	89,517	285,881	265,799
Revenue ton miles (RTM) (millions)	49,999	46,761	149,372	139,597
Carloads (thousands)	1,298	1,261	3,789	3,641
Route miles (includes Canada and the U.S.) (1)	20,000	20,500	20,000	20,500
Employees (end of period)	23,610	23,441	23,610	23,441
Employees (average for the period)	23,573	23,318	23,444	22,961

Productivity

Operating ratio (%)	60.6	59.3	62.6	63.1
Rail freight revenue per RTM (cents)	4.47	4.40	4.46	4.28
Rail freight revenue per carload ($)	1,723	1,633	1,757	1,642
Operating expenses per GTM (cents)	1.57	1.53	1.62	1.58
Labor and fringe benefits expense per GTM (cents)	0.49	0.44	0.52	0.49
GTMs per average number of employees (thousands)	4,090	3,839	12,194	11,576
Diesel fuel consumed (US gallons in millions)	94.5	89.2	288.8	273.4
Average fuel price ($/US gallon)	3.40	3.37	3.45	3.33
GTMs per US gallon of fuel consumed	1,020	1,004	990	972

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.32	1.73	1.30	1.63
Accident rate per million train miles (2)	2.30	2.33	2.22	2.35

Financial ratio

Debt-to-total capitalization ratio (% at end of period) (3)	36.3	35.5	36.3	35.5
(1) Rounded to the nearest hundred miles.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.
(3) Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Certain of the 2011 comparative figures have been restated to conform with the 2012 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended September 30				Nine months ended September 30

	2012	2011	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2012	2011	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)

Revenues (millions of dollars)
Petroleum and chemicals	416	361	15%	14%	1,213	1,043	16%	14%
Metals and minerals	293	274	7%	5%	859	728	18%	16%
Forest products	336	325	3%	2%	1,008	941	7%	5%
Coal	187	166	13%	11%	541	469	15%	14%
Grain and fertilizers	368	336	10%	9%	1,131	1,110	2%	1%
Intermodal	510	480	6%	6%	1,496	1,326	13%	12%
Automotive	127	117	9%	7%	410	362	13%	11%
Total rail freight revenues	2,237	2,059	9%	8%	6,658	5,979	11%	10%
Other revenues	260	248	5%	4%	728	672	8%	7%
Total revenues	2,497	2,307	8%	7%	7,386	6,651	11%	10%

Revenue ton miles (millions)
Petroleum and chemicals	9,461	8,354	13%	13%	27,295	24,430	12%	12%
Metals and minerals	5,229	5,212	-	-	15,236	13,780	11%	11%
Forest products	7,545	7,558	-	-	22,533	21,991	2%	2%
Coal	6,216	5,346	16%	16%	17,816	15,295	16%	16%
Grain and fertilizers	10,394	9,452	10%	10%	32,591	33,568	(3%)	(3%)
Intermodal	10,492	10,239	2%	2%	31,782	28,613	11%	11%
Automotive	662	600	10%	10%	2,119	1,920	10%	10%
	49,999	46,761	7%	7%	149,372	139,597	7%	7%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.47	4.40	2%	1%	4.46	4.28	4%	3%
Commodity groups:
Petroleum and chemicals	4.40	4.32	2%	-	4.44	4.27	4%	2%
Metals and minerals	5.60	5.26	6%	5%	5.64	5.28	7%	5%
Forest products	4.45	4.30	3%	2%	4.47	4.28	4%	3%
Coal	3.01	3.11	(3%)	(4%)	3.04	3.07	(1%)	(2%)
Grain and fertilizers	3.54	3.55	-	(1%)	3.47	3.31	5%	4%
Intermodal	4.86	4.69	4%	3%	4.71	4.63	2%	1%
Automotive	19.18	19.50	(2%)	(3%)	19.35	18.85	3%	1%

Carloads (thousands)
Petroleum and chemicals	152	143	6%	6%	444	421	5%	5%
Metals and minerals	265	272	(3%)	(3%)	778	752	3%	3%
Forest products	111	113	(2%)	(2%)	336	334	1%	1%
Coal	117	122	(4%)	(4%)	332	354	(6%)	(6%)
Grain and fertilizers	144	135	7%	7%	426	440	(3%)	(3%)
Intermodal	455	424	7%	7%	1,305	1,176	11%	11%
Automotive	54	52	4%	4%	168	164	2%	2%
	1,298	1,261	3%	3%	3,789	3,641	4%	4%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,723	1,633	6%	4%	1,757	1,642	7%	6%
Commodity groups:
Petroleum and chemicals	2,737	2,524	8%	7%	2,732	2,477	10%	8%
Metals and minerals	1,106	1,007	10%	8%	1,104	968	14%	12%
Forest products	3,027	2,876	5%	4%	3,000	2,817	6%	5%
Coal	1,598	1,361	17%	16%	1,630	1,325	23%	21%
Grain and fertilizers	2,556	2,489	3%	2%	2,655	2,523	5%	4%
Intermodal	1,121	1,132	(1%)	(1%)	1,146	1,128	2%	1%
Automotive	2,352	2,250	5%	3%	2,440	2,207	11%	8%

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three and nine months ended September 30, 2012, the Company reported adjusted net income of $664 million, or $1.52 per diluted share and $1,846 million, or $4.20 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2012 exclude a net income tax expense of $28 million ($0.06 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment; and a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions of $281 million, or $252 million after-tax ($0.57 per diluted share).
For the three and nine months ended September 30, 2011, the Company reported adjusted net income of $621 million, or $1.38 per diluted share and $1,613 million, or $3.53 per diluted share, respectively. The adjusted figures for the three and nine months ended September 30, 2011 exclude a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company (ICRMT) of $60 million, or $38 million after-tax ($0.08 per diluted share). The adjusted figures for the nine months ended September 30, 2011 also exclude a net income tax expense of $40 million ($0.08 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions; and a gain on disposal of a segment of the Company’s Kingston subdivision of $288 million, or $254 million after-tax ($0.55 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2012 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2012 and 2011, to the adjusted performance measures presented herein.

	Three months ended			Nine months ended
	September 30, 2012			September 30, 2012

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,497	$-	$2,497	$7,386	$-	$7,386

Operating expenses	1,512	-	1,512	4,623	-	4,623

Operating income	985	-	985	2,763	-	2,763

Interest expense	(84)	-	(84)	(256)	-	(256)

Other income	18	-	18	320	(281)	39

Income before income taxes	919	-	919	2,827	(281)	2,546

Income tax expense	(255)	-	(255)	(757)	57	(700)

Net income	$664	$-	$664	$2,070	$(224)	$1,846

Operating ratio	60.6%		60.6%	62.6%		62.6%

Basic earnings per share	$1.53	$-	$1.53	$4.73	$(0.51)	$4.22

Diluted earnings per share	$1.52	$-	$1.52	$4.71	$(0.51)	$4.20

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Nine months ended
	September 30, 2011			September 30, 2011

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,307	$-	$2,307	$6,651	$-	$6,651

Operating expenses	1,369	-	1,369	4,194	-	4,194

Operating income	938	-	938	2,457	-	2,457

Interest expense	(85)	-	(85)	(256)	-	(256)

Other income	70	(60)	10	380	(348)	32

Income before income taxes	923	(60)	863	2,581	(348)	2,233

Income tax expense	(264)	22	(242)	(716)	96	(620)

Net income	$659	$(38)	$621	$1,865	$(252)	$1,613

Operating ratio	59.3%		59.3%	63.1%		63.1%

Basic earnings per share	$1.47	$(0.08)	$1.39	$4.11	$(0.55)	$3.56

Diluted earnings per share	$1.46	$(0.08)	$1.38	$4.08	$(0.55)	$3.53

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $0.99 and $1.00 per US$1.00, respectively, for the three and nine months ended September 30, 2012, and $0.98 per US$1.00 for both the three and nine months ended September 30, 2011.
On a constant currency basis, the Company’s 2012 third quarter and first nine-month net income would have been lower by $8 million, or $0.02 per diluted share and $25 million, or $0.06 per diluted share, respectively. The following table presents a reconciliation of 2012 net income as reported to net income on a constant currency basis:

	Three months ended	Nine months ended
In millions	September 30, 2012	September 30, 2012

Net income, as reported	$664	$2,070

Add back:
Positive impact due to the weakening Canadian dollar included in net income	(7)	(20)
Add:
Decrease due to the weakening Canadian dollar on additional year-over-year US$ net income	(1)	(5)
Impact of foreign exchange using constant currency rates	(8)	(25)
Net income, on a constant currency basis	$656	$2,045

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $333 million and $1,036 million of free cash flow for the three and nine months ended September 30, 2012, respectively, compared to $505 million and $1,328 million for the same periods in 2011, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any; and the payment of dividends, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30
In millions	2012	2011	2012	2011

Net cash provided by operating activities	$1,000	$987	$2,336	$2,385
Net cash used in investing activities	(547)	(362)	(824)	(1,110)
Net cash provided before financing activities	453	625	1,512	1,275

Adjustments:
Dividends paid	(163)	(145)	(491)	(441)
Change in restricted cash and cash equivalents	46	22	19	489
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	(3)	3	(4)	5
Free cash flow	$333	$505	$1,036	$1,328

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Item3

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2012 unaudited Interim Consolidated Financial Statements and Notes thereto as well as the 2011 Annual MD&A.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the nine months ended September 30, 2012, from a geographic standpoint, 18% of revenues relate to United States (U.S.) domestic traffic, 29% transborder traffic, 22% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets. For the nine months ended September 30, 2012, no individual commodity group accounted for more than 20% of revenues.

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 15 – Segmented information to the Company’s 2011 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By staying engaged with customers and leveraging the strength of its franchise, the Company seeks to provide quality and cost-effective service that creates value for its customers.
CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on invested capital, as well as various key operating and customer service metrics that the Company focuses on to measure efficiency, safety and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on invested capital, CN seeks to deliver increased shareholder value. For 2012, the Company’s Board of Directors approved an increase of 15% to the quarterly dividend to common shareholders, from $0.325 to $0.375, as well as share repurchase programs funded mainly from cash generated from operations. On October 25, 2011, the Board of Directors of the Company approved a share repurchase program, which allowed for the repurchase of up to 17.0 million common shares between October 28, 2011 and October

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

27, 2012. On October 22, 2012, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013. Share repurchases are made pursuant to a normal course issuer bid at prevailing market prices, plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.
CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety and sustainability, and developing people. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. Precision Railroading aims to increase velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return on invested capital. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

Providing quality service, controlling costs and focusing on asset utilization
The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation. As such, the Company’s focus is the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.
In 2011, the Company benefited from a continued recovery in many markets reflecting a strengthening global economy, an increase in North American industrial production, a turnaround in automotive production and a modest improvement in housing and related segments, as well as from the Company’s performance above market conditions in a number of segments. In 2012, the Company is assuming an increase in North American industrial production, continued growth in U.S. automotive sales, and an improvement in U.S. housing starts. In addition, the Company is assuming the 2012/2013 U.S. grain crop will be well below the 5-year average and that the 2012/2013 Canadian grain crop will be slightly higher than the 5-year average.
To meet its business plan objectives, the Company’s priority is to grow the business at low incremental cost. The Company’s strategy to pursue deeper customer engagement and service improvements is expected to continue to drive growth. Improvements are expected to come from several key thrusts including “first mile-last mile” initiatives that improve customer service at origin and destination, and a supply chain perspective that emphasizes collaboration and better end-to-end service. The Company sees opportunities for growth in overseas container traffic, market share gains against truck in domestic intermodal, growth in bulk commodities such as coal and potash to export markets, and continued opportunities for growth in commodities related to oil and gas development.
To grow the business at low incremental cost and to operate efficiently and safely while maintaining a high level of customer service, the Company continues to invest in capital programs to maintain a safe and fluid railway and pursue strategic initiatives to improve its franchise, as well as undertake productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, the Company’s locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offer train-mile savings, allow for efficient long-train operations and reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling and as a result, better management of its engineering forces on the track. The Company also intends to continue focusing on the reduction of accidents and related costs, as well as costs for legal claims and health care.
CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2012, CN plans to invest approximately $1.8 billion on capital programs, of which over $1 billion is targeted towards track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern Railway Company (EJ&E) property that was acquired in 2009. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western and eastern Canada as well as in the U.S. In 2012, CN’s equipment capital expenditures are targeted to reach approximately $200 million, allowing the Company to tap growth opportunities and improve the quality of the fleet.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

In order to handle expected traffic increase and improve operational efficiency, CN announced in March 2012 that it will acquire an additional 96 second-hand locomotives, as well as 65 new locomotives, with deliveries commencing within the next 12 months. In September 2012, CN announced that it will acquire more than 2,200 new freight cars and 1,300 containers under operating leases during the year. CN also expects to spend approximately $600 million on facilities to grow the business, including transloads, distribution centers and continued development of its Calgary Logistics Park started in 2011; on information technology to improve service and operating efficiency; and on other projects to increase productivity.
To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet by monitoring its credit ratios and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments, pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through share buyback programs, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Delivering responsibly
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN's Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization technologies, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint.
The Company's Environmental Policy aims to minimize the impact of the Company's activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company's overall business plan and through the specific monitoring and measurement of such priorities against historical performance and in some cases, specific targets. All employees must demonstrate commitment to this Policy at all times and it is the Environment, Safety and Security Committee of the Board of Directors that has the responsibility of overseeing the Policy. The Committee is composed of CN Directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s Environmental Policy, its Carbon Disclosure Project report, and its Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website. In 2012, the Company’s sustainability practices have earned it a place on the Dow Jones Sustainability Index (DJSI) North America for the fourth year in a row, and for the first time, on the DJSI World Index.

Developing people
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. CN expects to open in 2014, two new state-of-the-art training centres located in Winnipeg, Manitoba and suburban Chicago, Illinois as part of a new revitalized company-wide training program aimed at preparing railroaders to be highly skilled, safety conscious and confident in their work environment. The Company continues to address changes in employee demographics that will span multiple years. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Impact of foreign currency translation on reported results

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rates were $0.99 and $1.00 per US$1.00, respectively, for the three and nine months ended September 30, 2012, and $0.98 per US$1.00, for both the three and nine months ended September 30, 2011. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates” or other similar words.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business	∙ North American and global economic growth
conditions, including those referring to revenue	∙ Long-term growth opportunities being less affected by current economic
growth opportunities	conditions
∙ Year-over-year carload growth

Statements relating to the Company's ability to meet debt	∙ North American and global economic growth
repayments and future obligations in the foreseeable future,	∙ Adequate credit ratios
including income tax payments and capital spending	∙ Investment grade credit rating
∙ Access to capital markets
∙ Adequate cash generated from operations

Statements relating to pension contributions	∙ Adequate cash generated from operations and other sources of financing
∙ Adequate long-term return on investment on pension plan assets
∙ Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section of this MD&A entitled Business risks for detailed information on major risk factors.
CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial and statistical highlights

	Three months ended September 30		Nine months ended September 30
$ in millions, except per share data or unless otherwise indicated	2012	2011	2012	2011
	(Unaudited)
Financial results
Revenues	$2,497	$2,307	$7,386	$6,651
Operating income	$985	$938	$2,763	$2,457
Net income (1) (2)	$664	$659	$2,070	$1,865

Operating ratio	60.6%	59.3%	62.6%	63.1%

Basic earnings per share (1) (2)	$1.53	$1.47	$4.73	$4.11
Diluted earnings per share (1) (2)	$1.52	$1.46	$4.71	$4.08

Dividend declared per share	$0.375	$0.325	$1.125	$0.975

Financial position
Total assets	$26,278	$26,567	$26,278	$26,567
Total long-term financial liabilities and other	$12,664	$12,821	$12,664	$12,821

Statistical operating data and productivity measures (3)
Employees (average for the period)	23,573	23,318	23,444	22,961
Gross ton miles (GTM) per average number of employees (thousands)	4,090	3,839	12,194	11,576
GTMs per US gallon of fuel consumed	1,020	1,004	990	972

(1)
The figures for the nine months ended September 30, 2012 include a net income tax expense of $28 million ($0.06 per basic or diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment; and a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions of $281 million, or $252 million after-tax ($0.57 per basic or diluted share).

(2)
The figures for the three and nine months ended September 30, 2011 include a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company (ICRMT) of $60 million, or $38 million after-tax ($0.08 per basic or diluted share). The results for the nine months ended September 30, 2011 also include a net income tax expense of $40 million ($0.08 per basic or diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions; and a gain on disposal of a segment of the Kingston subdivision known as the Lakeshore East of $288 million, or $254 million after-tax ($0.55 per basic or diluted share) recorded in the first quarter.

(3)	Based on estimated data available at such time and subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial results

Third quarter and first nine months of 2012 compared to corresponding periods in 2011

Third quarter 2012 net income was $664 million, an increase of $5 million, or 1%, when compared to the same period in 2011, with diluted earnings per share rising 4% to $1.52. Net income for the nine months ended September 30, 2012 was $2,070 million, an increase of $205 million, or 11%, when compared to the same period in 2011, with diluted earnings per share rising 15% to $4.71.
Figures for the first nine months of 2012 and 2011 include items affecting the comparability of results. Included in the results for the nine months ended September 30, 2012 was a net income tax expense of $28 million ($0.06 per basic or diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment; and a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions (collectively the “Bala-Oakville”) of $281 million, or $252 million after-tax ($0.57 per basic or diluted share). Included in the results for the three and nine months ended September 30, 2011 was a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company (ICRMT) of $60 million, or $38 million after-tax ($0.08 per basic or diluted share). Also included in the results for the nine months ended September 30, 2011 was a net income tax expense of $40 million ($0.08 per basic or diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions; and a gain on disposal of a segment of the Kingston subdivision known as the Lakeshore East of $288 million, or $254 million after-tax ($0.55 per basic or diluted share).
Foreign exchange fluctuations have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a positive impact to net income in the third quarter and first nine months of 2012 of $7 million ($0.02 per basic or diluted share) and $20 million ($0.05 per basic or diluted share), respectively.
  Revenues for the three months ended September 30, 2012 increased by $190 million, or 8%, to $2,497 million, when compared to the same period in 2011. Revenues for the first nine months of 2012 increased by $735 million, or 11%, to $7,386 million when compared to the same period in 2011. The increases were mainly attributable to higher freight volumes, due in part to growth in North American and Asian economies, the Company’s performance above market conditions in a number of segments, as well as increased volumes in the second quarter as a result of a labor disruption at a key competitor; freight rate increases; and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues. Also included in the first nine months of 2012 was the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes.
  Operating expenses for the third quarter of 2012 amounted to $1,512 million, compared to $1,369 million in the same quarter of 2011. Operating expenses for the first nine months of 2012 were $4,623 million, compared to $4,194 million in the same period of 2011. The increase of $143 million, or 10%, in the third quarter and $429 million, or 10%, in the first nine months of 2012 was mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, as well as increased fuel costs.
The operating ratio, defined as operating expenses as a percentage of revenues, was 60.6% in the third quarter of 2012 compared to 59.3% in the third quarter of 2011, a 1.3-point increase. The nine-month operating ratio was 62.6% in 2012, compared to 63.1% in 2011, a 0.5-point reduction.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenues

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2012	2011	% Change	% Change at constant currency	2012	2011	% Change	% Change at constant currency

	(Unaudited)

Rail freight revenues	$2,237	$2,059	9%	8%	$6,658	$5,979	11%	10%
Other revenues	260	248	5%	4%	728	672	8%	7%
Total revenues	$2,497	$2,307	8%	7%	$7,386	$6,651	11%	10%

Rail freight revenues
Petroleum and chemicals	$416	$361	15%	14%	$1,213	$1,043	16%	14%
Metals and minerals	293	274	7%	5%	859	728	18%	16%
Forest products	336	325	3%	2%	1,008	941	7%	5%
Coal	187	166	13%	11%	541	469	15%	14%
Grain and fertilizers	368	336	10%	9%	1,131	1,110	2%	1%
Intermodal	510	480	6%	6%	1,496	1,326	13%	12%
Automotive	127	117	9%	7%	410	362	13%	11%
Total rail freight revenues	$2,237	$2,059	9%	8%	$6,658	$5,979	11%	10%
Revenue ton miles (RTM) (millions)	49,999	46,761	7%	7%	149,372	139,597	7%	7%
Rail freight revenue/RTM (cents)	4.47	4.40	2%	1%	4.46	4.28	4%	3%

Revenues for the quarter ended September 30, 2012 totaled $2,497 million compared to $2,307 million in the same period in 2011, an increase of $190 million, or 8%. Revenues for the first nine months of 2012 were $7,386 million, an increase of $735 million, or 11%, when compared to the same period in 2011. The increases in the third quarter and first nine months of 2012 were mainly attributable to higher freight volumes, due in part to growth in North American and Asian economies, and the Company’s performance above market conditions in a number of segments, as well as increased volumes in the second quarter as a result of a labor disruption at a key competitor; freight rate increases; and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues. Also included in the first nine months of 2012 was the impact of a higher fuel surcharge, in the range of $105 million, as a result of year-over-year increases in applicable fuel prices and higher volumes.
Revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 7% in both the third quarter and first nine months of 2012 when compared to the same periods in 2011. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 2% in the third quarter and 4% in the first nine months of 2012 when compared to the same periods in 2011. The increase in the third quarter was driven by freight rate increases and the positive translation impact of the weaker Canadian dollar, partly offset by a lower fuel surcharge and an increase in the average length of haul. The increase in the first nine months was driven by freight rate increases, the impact of a higher fuel surcharge, and the positive translation impact of the weaker Canadian dollar, partly offset by an increase in the average length of haul.

Petroleum and chemicals

	Three months ended September 30				Nine months ended September 30
	2012	2011	% Change	% Change at constant currency	2012	2011	% Change	% Change at constant currency
Revenues (millions)	$416	$361	15%	14%	$1,213	$1,043	16%	14%
RTMs (millions)	9,461	8,354	13%	13%	27,295	24,430	12%	12%
Revenue/RTM (cents)	4.40	4.32	2%	-	4.44	4.27	4%	2%

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants. Revenues for this commodity group increased by $55 million, or 15%, in the third quarter and $170 million, or 16%, in the first nine months of 2012 when compared to the same periods in 2011. The increase in the third quarter of 2012 was mainly due to higher shipments of crude oil originating in western Canada, propane, and condensate; freight rate increases; and the positive translation impact of a weaker Canadian dollar. These gains were partly offset by lower volumes of molten sulfur to the U.S. market. The increase in the first nine months of 2012 was mainly due to higher shipments of crude oil, propane, condensate, petroleum lubricants, and asphalt; freight rate increases; higher fuel surcharge; and the positive translation impact of a weaker Canadian dollar. These gains were partly offset by lower volumes of molten sulfur to the U.S. market and reduced shipments of gasoline and diesel. Revenue per revenue ton mile increased by 2% in the third quarter of 2012 when compared to the same period in 2011, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by a lower fuel surcharge and an increase in the average length of haul. Revenue per revenue ton mile increased by 4% in the first nine months of 2012 when compared to the same period in 2011, mainly due to freight rate increases, a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar, partly offset by an increase in the average length of haul.

Metals and minerals

	Three months ended September 30				Nine months ended September 30
	2012	2011	% Change	% Change at constant currency	2012	2011	% Change	% Change at constant currency
Revenues (millions)	$293	$274	7%	5%	$859	$728	18%	16%
RTMs (millions)	5,229	5,212	-	-	15,236	13,780	11%	11%
Revenue/RTM (cents)	5.60	5.26	6%	5%	5.64	5.28	7%	5%

The metals and minerals commodity group consists primarily of non-ferrous base metals and ores, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. Revenues for this commodity group increased by $19 million, or 7%, in the third quarter and $131 million, or 18%, in the first nine months of 2012 when compared to the same periods in 2011. The increase in the third quarter of 2012 was mainly due to freight rate increases; higher shipments of materials supporting oil and gas development and increased volumes of machinery and dimensional loads; and the positive translation impact of a weaker Canadian dollar. These gains were partly offset by lower volumes of non-ferrous metals and steel products. The increase in the first nine months of 2012 was mainly due to greater shipments of materials supporting oil and gas development, increased volumes of steel products, machinery and dimensional loads, and industrial materials; freight rate increases; the positive translation impact of a weaker Canadian dollar; and a higher fuel surcharge. These gains were partly offset by lower volumes of non-ferrous metals. Revenue per revenue ton mile increased by 6% in the third quarter of 2012 when compared to the same period in 2011, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by the impact of a lower fuel surcharge. Revenue per revenue ton mile increased by 7% in the first nine months of 2012 when compared to the same period in 2011, mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar and a higher fuel surcharge, partly offset by an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Forest products

	Three months ended September 30				Nine months ended September 30
	2012	2011	% Change	% Change at constant currency	2012	2011	% Change	% Change at constant currency
Revenues (millions)	$336	$325	3%	2%	$1,008	$941	7%	5%
RTMs (millions)	7,545	7,558	-	-	22,533	21,991	2%	2%
Revenue/RTM (cents)	4.45	4.30	3%	2%	4.47	4.28	4%	3%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for lumber and panels, housing starts and renovation activities primarily in the U.S. Revenues for this commodity group increased by $11 million, or 3%, in the third quarter and $67 million, or 7% in the first nine months of 2012 when compared to the same periods in 2011. The increase in the third quarter of 2012 was mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar and an increase in lumber shipments to the U.S. market. These factors were partly offset by reduced paper shipments due to mill closures and curtailments, as well as decreased shipments of lumber for offshore export and the impact of a lower fuel surcharge. The increase in the first nine months of 2012 was mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, increased shipments of lumber and panels to the U.S. market, and the impact of a higher fuel surcharge. These factors were partly offset by reduced paper shipments due to mill closures and curtailments, as well as decreased shipments of lumber for offshore export. Revenue per revenue ton mile increased by 3% in the third quarter of 2012 when compared to the same period in 2011, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by the impact of a lower fuel surcharge. Revenue per revenue ton mile increased by 4% in the first nine months of 2012 when compared to the same period in 2011, mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar and the impact of a higher fuel surcharge.

Coal

	Three months ended September 30				Nine months ended September 30
	2012	2011	% Change	% Change at constant currency	2012	2011	% Change	% Change at constant currency
Revenues (millions)	$187	$166	13%	11%	$541	$469	15%	14%
RTMs (millions)	6,216	5,346	16%	16%	17,816	15,295	16%	16%
Revenue/RTM (cents)	3.01	3.11	(3%)	(4%)	3.04	3.07	(1%)	(2%)

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast U.S., as well as offshore markets via terminals in the Gulf and the Port of Prince Rupert. Revenues for this commodity group increased by $21 million, or 13%, in the third quarter and $72 million, or 15%, in the first nine months of 2012 when compared to the same periods in 2011. The increase in the third quarter of 2012 was mainly due to higher volumes of U.S. thermal coal to export markets, primarily through the Gulf coast, Canadian petroleum coke and metallurgical coal for offshore export; as well as freight rate increases. These factors were partly offset by reduced volumes of thermal coal to U.S. utilities. The increase in the first nine months of 2012 was mainly due to higher volumes of U.S. thermal coal to the Gulf and west coast ports, Canadian petroleum coke and metallurgical coal for offshore export; freight rate increases; the impact of a higher fuel surcharge; and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by reduced volumes of thermal coal to U.S. utilities. Revenue per revenue ton mile decreased by 3% in the third quarter of 2012 when compared to the same period in 2011, due to the impact of a lower fuel surcharge and a significant increase in the

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

average length of haul, partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile decreased by 1% in the first nine months of 2012 when compared to the same period in 2011, due to a significant increase in the average length of haul, partly offset by freight rate increases, the impact of a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar.

Grain and fertilizers

	Three months ended September 30				Nine months ended September 30
	2012	2011	% Change	% Change at constant currency	2012	2011	% Change	% Change at constant currency
Revenues (millions)	$368	$336	10%	9%	$1,131	$1,110	2%	1%
RTMs (millions)	10,394	9,452	10%	10%	32,591	33,568	(3%)	(3%)
Revenue/RTM (cents)	3.54	3.55	-	(1%)	3.47	3.31	5%	4%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains (DDG)), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. Revenues for this commodity group increased by $32 million, or 10%, in the third quarter and $21 million, or 2%, in the first nine months of 2012 when compared to the same periods in 2011. The increase in the third quarter of 2012 was mainly due to new potash business to offshore markets, higher exports of U.S. soybeans, and increased volumes of Canadian wheat, oats, and barley; freight rate increases; and the positive translation impact of a weaker Canadian dollar. These gains were partly offset by lower volumes of U.S. corn and ethanol. The increase in the first nine months of 2012 was mainly due to freight rate increases; the positive translation impact of a weaker Canadian dollar; the impact of a higher fuel surcharge; and higher volumes of Canadian wheat, barley, canola, and oats. These gains were partly offset by lower volumes of corn, potash, peas, soybeans, and ethanol. Revenue per revenue ton mile was flat in the third quarter when compared to the same period in 2011, mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, offset by the impact of a lower fuel surcharge. Revenue per revenue ton mile increased by 5% in the first nine months of 2012 when compared to the same period in 2011, mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar and the impact of a higher fuel surcharge.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Intermodal

	Three months ended September 30				Nine months ended September 30
	2012	2011	% Change	% Change at constant currency	2012	2011	% Change	% Change at constant currency
Revenues (millions)	$510	$480	6%	6%	$1,496	$1,326	13%	12%
RTMs (millions)	10,492	10,239	2%	2%	31,782	28,613	11%	11%
Revenue/RTM (cents)	4.86	4.69	4%	3%	4.71	4.63	2%	1%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. Revenues for this commodity group increased by $30 million, or 6%, in the third quarter and $170 million, or 13%, in the first nine months of 2012 when compared to the same periods in 2011. The increase in the third quarter of 2012 was mainly due to higher shipments through the west coast ports and increased volumes of domestic shipments; freight rate increases; and the positive translation impact of a weaker Canadian dollar, partly offset by the impact of a lower fuel surcharge. The increase in the first nine months of 2012 was mainly due to higher shipments through the west coast ports, particularly the Port of Prince Rupert, and increased volumes of domestic shipments; the impact of a higher fuel surcharge; freight rate increases; and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by lower volumes through the Port of Halifax. Revenue per revenue ton mile increased by 4% in the third quarter of 2012 when compared to the same period in 2011 mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by the impact of a lower fuel surcharge. Revenue per revenue ton mile increased by 2% in the first nine months of 2012 when compared to the same period in 2011 mainly due to the impact of a higher fuel surcharge, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Automotive

	Three months ended September 30				Nine months ended September 30
	2012	2011	% Change	% Change at constant currency	2012	2011	% Change	% Change at constant currency
Revenues (millions)	$127	$117	9%	7%	$410	$362	13%	11%
RTMs (millions)	662	600	10%	10%	2,119	1,920	10%	10%
Revenue/RTM (cents)	19.18	19.50	(2%)	(3%)	19.35	18.85	3%	1%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this commodity group increased by $10 million, or 9%, in the third quarter and $48 million, or 13%, in the first nine months of 2012 when compared to the same periods in 2011. The increase in the third quarter of 2012 was mainly due to higher volumes of imported finished vehicles via the Port of Vancouver, and freight rate increases. The increase in the first nine months of 2012 was mainly due to higher volumes of imported finished vehicles via the Port of Vancouver, freight rate increases, a higher fuel surcharge, and the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile decreased by 2% in the third quarter of 2012 when compared to the same period in 2011, mainly due to a lower fuel surcharge and an increase in the average length of haul, partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile increased by 3% in the first nine months of 2012 when compared to the same period in 2011, mainly due to freight rate increases, a higher fuel surcharge and the positive translation impact of a weaker Canadian dollar, partly offset by an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Other revenues

	Three months ended September 30				Nine months ended September 30
	2012	2011	% Change	% Change at constant currency	2012	2011	% Change	% Change at constant currency
Revenues (millions)	$260	$248	5%	4%	$728	$672	8%	7%

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels, docks, warehousing, Autoport logistic service and trucking as well as from other items which include interswitching and commuter train revenues. Other revenues increased by $12 million, or 5%, in the third quarter and increased by $56 million, or 8%, in the first nine months of 2012 when compared to the same periods in 2011. The increase in the third quarter of 2012 was mainly due to higher revenues from warehousing and distribution as well as freight forwarding and transportation management. The increase in the first nine months of 2012 was mainly due to higher revenues from vessels and docks, freight forwarding and transportation management, warehousing and distribution, and intermodal trucking; partly offset by the loss of revenues due to the sale of ICRMT in August 2011.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

Operating expenses for the third quarter of 2012 amounted to $1,512 million, compared to $1,369 million in the same quarter of 2011. Operating expenses for the first nine months of 2012 were $4,623 million, compared to $4,194 million in the same period of 2011. The increase of $143 million, or 10%, in the third quarter and $429 million, or 10%, in the first nine months of 2012 was mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, as well as increased fuel costs.

	Three months ended September 30						Nine months ended September 30
			% Change	% Change at constant currency	Percentage of revenues				% Change	% Change at constant currency	Percentage of revenues
In millions	2012	2011			2012	2011	2012	2011			2012	2011
	(Unaudited)

Labor and fringe benefits	$476	$396	(20%)	(20%)	19.0%	17.2%	$1,489	$1,301	(14%)	(13%)	20.2%	19.6%
Purchased services and material	304	271	(12%)	(11%)	12.2%	11.7%	908	825	(10%)	(9%)	12.3%	12.4%
Fuel	369	350	(5%)	(4%)	14.8%	15.2%	1,124	1,030	(9%)	(7%)	15.2%	15.5%
Depreciation and amortization	227	218	(4%)	(4%)	9.1%	9.4%	687	653	(5%)	(4%)	9.3%	9.8%
Equipment rents	64	60	(7%)	(5%)	2.6%	2.6%	185	165	(12%)	(10%)	2.5%	2.5%
Casualty and other	72	74	3%	4%	2.9%	3.2%	230	220	(5%)	(3%)	3.1%	3.3%
Total operating expenses	$1,512	$1,369	(10%)	(10%)	60.6%	59.3%	$4,623	$4,194	(10%)	(9%)	62.6%	63.1%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. These expenses increased by $80 million, or 20%, in the third quarter and $188 million, or 14%, in the first nine months of 2012 when compared to the same periods in 2011. The increase in the third quarter was mainly due to higher stock-based compensation expense; increased pension expense; as well as the impact of a higher workforce level, due to volume growth, and general wage increases. The increase in the nine-month period was primarily as a result of the impact of a higher workforce level, due to volume growth, and general wage increases; increased pension expense; and higher stock-based compensation expense.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $33 million, or 12%, in the third quarter and $83 million, or 10%, in the first nine months of 2012 when compared to the same periods in 2011. The increases were mainly due to higher expenses for contracted services and for third-party non-rail transportation services as a result of higher volumes; as well as higher maintenance expenses for track, rolling stock and other equipment. These factors were partly offset by reduced expenses for snow removal and utilities, primarily as a result of milder winter conditions at the beginning of the year; as well as lower derailment-related expenses.

Fuel: Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes. These expenses increased by $19 million, or 5%, in the third quarter and $94 million, or 9% in the first nine months of 2012 when compared to the same periods in 2011. The increases were primarily due to higher freight volumes, which were partly offset by productivity improvements. The increase in the nine-month period was also due to a higher average price for fuel.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairment write-downs. These expenses increased by $9 million, or 4%, in the third quarter and $34 million, or 5% in the first nine months of 2012 when compared to the same periods in 2011. The increases were mainly due to the impact of net capital additions.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $4 million, or 7%, in the third quarter and $20 million, or 12%, in the first nine months of 2012 when compared to same periods in 2011. The increases were primarily due to higher car hire expense. The increase in the nine-month period was also due to increased lease expenses on account of volume increases.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses. These expenses decreased by $2 million, or 3%, in the third quarter and increased by $10 million, or 5%, in the first nine months of 2012 when compared to the same periods in 2011. The decrease in the third quarter was mainly due to lower charges for environmental matters and loss and damage claims, partly offset by higher workers’ compensation costs and other miscellaneous expenses. The increase in the first nine months was mainly due to increased environmental expenses and an increase in the liability for U.S. personal injury claims pursuant to an actuarial study from the first half of the year that were partly offset by lower expense for loss and damage claims.

Other

Interest expense: Interest expense decreased by $1 million, or 1%, for the third quarter and remained flat in the first nine months of 2012 when compared to the same periods in 2011, mainly due to the impact of a repayment of debt with a higher interest rate that was offset by the issuance of a higher level of debt with a lower interest rate.

Other income: In the third quarter and first nine months of 2012, the Company recorded Other income of $18 million and $320 million, compared to $70 million and $380 million, respectively, in the same periods in 2011. Included in Other income for 2012 was a gain on disposal of the Bala-Oakville of $281 million in the first quarter. Included in Other income for 2011 were gains on disposal of substantially all of the assets of ICRMT of $60 million in the third quarter and a segment of the Kingston subdivision known as the Lakeshore East of $288 million in the first quarter.

Income tax expense: The Company recorded income tax expense of $255 million for the third quarter of 2012 compared to $264 million for the same period in 2011. For the nine months ended September 30, 2012, income tax expense was $757 million compared to $716 million for the same period in 2011. A net income tax expense of $28 million, which consisted of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment, was recorded in the second quarter of 2012. A net income tax expense of $40 million, resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, was recorded in the second quarter of 2011. The effective tax rate for the three and nine months ended September 30, 2012 was 27.7% and 26.8%, respectively, and 28.6% and 27.7%, respectively, for the same periods in 2011. Excluding the net income tax expense of $28 million in 2012 and $40 million in 2011 discussed herein, the effective tax rates for the third quarter and first nine months of 2012 were 27.7% and 25.8%, respectively, and 28.6% and 26.2%, respectively, for the same periods in 2011.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Summary of quarterly financial data – unaudited

In millions, except per share data
	2012			2011				2010
	Quarters			Quarters				Quarter
	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	$2,497	$2,543	$2,346	$2,377	$2,307	$2,260	$2,084	$2,117
Operating income	$985	$985	$793	$839	$938	$874	$645	$774
Net income	$664	$631	$775	$592	$659	$538	$668	$503

Basic earnings per share	$1.53	$1.44	$1.76	$1.33	$1.47	$1.19	$1.46	$1.09
Diluted earnings per share	$1.52	$1.44	$1.75	$1.32	$1.46	$1.18	$1.45	$1.08

Dividend declared per share	$0.375	$0.375	$0.375	$0.325	$0.325	$0.325	$0.325	$0.270

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above. The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2012			2011				2010
	Quarters			Quarters				Quarter
	Third	Second	First	Fourth	Third	Second	First	Fourth
Income tax recoveries (expenses) (1)	$-	$(28)	$-	$11	$-	$(40)	$-	$-
Gain on disposal of property (after-tax) (2) (3) (4)	-	-	252	-	38	-	254	-
Impact on net income	$-	$(28)	$252	$11	$38	$(40)	$254	$-

Impact on basic earnings per share	$-	$(0.06)	$0.57	$0.02	$0.08	$(0.08)	$0.55	$-
Impact on diluted earnings per share	$-	$(0.06)	$0.57	$0.02	$0.08	$(0.08)	$0.55	$-

(1)
Income tax recoveries (expenses) resulted mainly from the enactment of provincial and state corporate income tax rate changes and other legislated tax revisions in the U.S., the recapitalization of a foreign investment, and certain fuel costs attributed to various wholly-owned subsidiaries' fuel consumption in prior periods.

(2)								The Company sold the Bala-Oakville for $311 million. A gain on disposal of $281 million ($252 million after-tax) was recognized in Other income.

(3)								The Company sold substantially all of the assets of ICRMT for proceeds of $70 million. A gain on disposal of $60 million ($38 million after-tax) was recognized in Other income.

(4)								The Company sold a segment of the Kingston subdivision known as the Lakeshore East for $299 million. A gain on disposal of $288 million ($254 million after-tax) was recognized in Other income.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money markets and capital markets. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.
To meet short-term liquidity needs, the Company has a commercial paper program, which is backstopped by its revolving credit facility, expiring in May 2017. Access to commercial paper is dependent on market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility to meet its short-term liquidity needs. See the section of this MD&A entitled Available financing arrangements for additional information.
The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and such deficits are not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at September 30, 2012 and December 31, 2011, the Company had cash and cash equivalents of $175 million and $101 million, respectively, restricted cash and cash equivalents of $518 million and $499 million, respectively, and a working capital deficit of $384 million and working capital of $133 million, respectively. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. See the section of this MD&A entitled Available financing arrangements for additional information. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.
The Company’s U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements. The Company can decide to repatriate funds associated with either undistributed earnings or the liquidation of its foreign operations, including its U.S. and other foreign subsidiaries. Such repatriation of funds would not cause significant tax implications to the Company under the tax treaties currently in effect between Canada and the U.S. and other foreign tax jurisdictions. Therefore, the impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant. Currently, the Company does not have any immediate plans to repatriate funds held outside Canada as the cash flows currently generated within each of the Company's jurisdictions are sufficient to meet their respective financial obligations.

Operating activities

	Three months ended September 30			Nine months ended September 30
In millions	2012	2011	Variance	2012	2011	Variance

Net cash receipts from customers and other	$2,476	$2,326	$150	$7,396	$6,659	$737

Net cash payments for:
Employee services, suppliers and other expenses	(1,235)	(1,124)	(111)	(4,002)	(3,551)	(451)
Interest	(89)	(87)	(2)	(275)	(249)	(26)
Personal injury and other claims	(13)	(15)	2	(57)	(48)	(9)
Pensions	(29)	(5)	(24)	(587)	(103)	(484)
Income taxes	(110)	(108)	(2)	(139)	(323)	184

Net cash provided by operating activities	$1,000	$987	$13	$2,336	$2,385	$(49)

Net cash receipts from customers and other for the three and nine months ended September 30, 2012 increased mainly due to higher revenues. Payments for employee services, suppliers and other expenses for the same periods increased principally due to higher payments for labor and fringe benefits and for purchased services and material.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

      Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis both in Canada and the United States. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2011, were filed in June 2012 and identified a going concern surplus of approximately $1.1 billion and a solvency deficit of approximately $1.3 billion calculated using the three year average of the Company’s hypothetical windup ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
In anticipation of its future funding requirements, the Company made voluntary contributions of $450 million in the first quarter of 2012 and $350 million in the fourth quarter of 2011 in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. These voluntary contributions can be treated as a prepayment against its required special solvency payments. As such, as at September 30, 2012, based on the Company’s last filed actuarial valuations, these voluntary contributions are expected to be sufficient to meet the Company’s special solvency payment requirements for the CN Pension Plan to the end of 2014. Since 2010, the Company has made total voluntary contributions of $1.1 billion.
Pension contributions made in the first nine months of 2012 and 2011 of $587 million and $103 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan.
The Company continuously monitors the various economic elements that affect the level of contribution it considers necessary to maintain the financial health of its various pension plans. Currently, the Company expects to make total contributions in 2012 of approximately $600 million for all its pension plans, including its defined contribution plans. These contributions are for the current service cost as determined under its current actuarial valuations and include voluntary contributions of $450 million made in the first quarter.
In view of the uncertainty associated with future pension plan returns and level of interest rates in the current economic environment, the Company is reviewing the merits of contributing an additional $250 million in 2012.
Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2011 Annual Consolidated Financial Statements.
Net income tax payments decreased mainly due to a reduction in the required installments for the 2012 fiscal year and no required final payment for the 2011 fiscal year typically due in the first quarter of 2012. This reduction was primarily caused by the Company's voluntary contribution to the CN Pension Plan made in the first quarter of 2012. In 2012, net income tax payments are expected to be approximately $300 million. Net expected income tax payments for 2012 include the impact of the Company’s voluntary contribution to the CN Pension Plan and the recent changes in tax laws, specifically, the savings attributable to the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act in the United States, which allows for 50% accelerated depreciation in 2012.

Investing activities

	Three months ended September 30			Nine months ended September 30

In millions	2012	2011	Variance	2012	2011	Variance

Net cash used in investing activities	$547	$362	$(185)	$824	$1,110	$286

The Company’s investing activities in the first nine months of 2012 included property additions of $1,121 million, an increase of $109 million when compared to the same period in 2011, and cash proceeds of $311 million from the disposal of the Bala-Oakville that occurred in the first quarter of 2012. Investing activities in the first nine months of 2011 included restricted cash and cash equivalents of $489 million related to the Company’s bilateral letter of credit facilities, and cash proceeds of $369 million from the disposal of property of which $70 million was from the disposition of substantially all of the assets of ICRMT in the third quarter of 2011 and $299 million was from the disposition of the Lakeshore East in the first quarter of 2011. See the section of this MD&A entitled Disposal of property.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The following table details property additions for the three and nine months ended September 30, 2012 and 2011:

	Three months ended September 30		Nine months ended September 30
In millions	2012	2011	2012	2011

Track and roadway	$414	$334	$886	$781
Rolling stock	29	20	88	89
Buildings	17	16	34	30
Information technology	29	34	84	88
Other	19	11	46	66
Gross property additions	508	415	1,138	1,054

Less: capital leases (1)	-	-	17	42

Property additions	$508	$415	$1,121	$1,012

(1)
For the three and nine months ended September 30, 2012, the Company recorded nil and $17 million, respectively, of assets acquired through equipment leases (nil and $42 million for the three and nine months ended September 30, 2011, respectively), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital expenditure programs for the renewal of the basic track infrastructure, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.
For 2012, the Company expects to invest approximately $1.8 billion for its capital programs, of which over $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network.

Free cash flow

The Company generated $333 million and $1,036 million of free cash flow for the three and nine months ended September 30, 2012, respectively, compared to $505 million and $1,328 million for the same periods in 2011, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any; and the payment of dividends, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30
In millions	2012	2011	2012	2011

Net cash provided by operating activities	$1,000	$987	$2,336	$2,385
Net cash used in investing activities	(547)	(362)	(824)	(1,110)
Net cash provided before financing activities	453	625	1,512	1,275

Adjustments:
Dividends paid	(163)	(145)	(491)	(441)
Change in restricted cash and cash equivalents	46	22	19	489
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	(3)	3	(4)	5
Free cash flow	$333	$505	$1,036	$1,328

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financing activities

	Three months ended September 30			Nine months ended September 30

In millions	2012	2011	Variance	2012	2011	Variance

Net cash used in financing activities	$620	$611	$(9)	$1,434	$1,578	$144

The Company issued $230 million and $1,861 million of commercial paper in the third quarter and first nine months of 2012, respectively, compared to $132 million and $196 million, respectively, for corresponding periods in 2011. In the third quarter and first nine months of 2012, repayments of debt of $338 million and $1,806 million, respectively, related to the Company’s commercial paper program and capital lease obligations. In the third quarter and first nine months of 2011, repayments of debt of $186 million and $225 million, respectively, related principally to the Company’s commercial paper program.
Cash received from stock options exercised and the related excess tax benefits realized upon exercise was $24 million and $97 million for the third quarter and first nine months of 2012, respectively, and $5 million and $56 million for the corresponding periods in 2011.
In the third quarter and first nine months of 2012, the Company repurchased 4.1 million and 13.3 million common shares for $373 million and $1,095 million, respectively, compared to 6.0 million and 16.5 million common shares for $417 million and $1,164 million, respectively, for the same periods in 2011, under its share repurchase programs. See the section of this MD&A entitled Common shares for the 2012 and 2011 activity under the Company’s share repurchase programs.
The Company paid quarterly dividends of $0.375 per share amounting to $163 million in the third quarter of 2012 and $491 million in the first nine months of 2012, compared to $145 million and $441 million, respectively, at the rate of $0.325 per share, for the same periods in 2011.

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratio is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Adjusted debt-to-total capitalization ratio
	September 30,	2012	2011
Debt-to-total capitalization ratio (1)		36.3%	35.5%
Add: Present value of operating lease commitments (2)		1.8%	1.7%

Adjusted debt-to-total capitalization ratio		38.1%	37.2%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Twelve months ended September 30,	2012	2011

Debt		$6,448	$6,403
Add: Present value of operating lease commitments (2)		518	513
Adjusted debt		6,966	6,916

Operating income		3,602	3,231
Add: Depreciation and amortization		918	873

EBITDA (excluding Other income)		4,520	4,104
Add: Deemed interest on operating leases		29	29
Adjusted EBITDA		$4,549	$4,133

Adjusted debt-to-adjusted EBITDA		1.53 times	1.67 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.
(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at September 30, 2012, as compared to the same period in 2011, was mainly due to pension-related net actuarial losses included in Accumulated other comprehensive loss partially offset by a stronger Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. Higher operating income earned for the twelve months ended September 30, 2012, partially offset by a slightly increased debt level as at September 30, 2012, resulted in an improvement in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to the same period in 2011.

Available financing arrangements

Revolving credit facility
In May 2011, the Company entered into an $800 million four-year revolving credit facility agreement with a consortium of lenders. In March 2012, the agreement was amended to extend the term to May 2017. The agreement, which contains customary terms and conditions, allows for increases in the facility amount, up to a maximum of $1,300 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at September 30, 2012, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2011).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at September 30, 2012, the Company had borrowings of $171 million of commercial paper ($82 million (US$81 million) as at December 31, 2011) presented in Current portion of long-term debt on the Consolidated Balance Sheet. The weighted-average interest rate on these borrowings was 1.06% (0.20% as at December 31, 2011).

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Bilateral letter of credit facilities and Restricted cash and cash equivalents
In April 2011, the Company entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. In March 2012, the agreements were amended to extend the maturity by one year to April 2015 and an additional letter of credit agreement was signed with an additional bank. Under these agreements as amended, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at September 30, 2012, from a total committed amount of $559 million ($520 million as at December 31, 2011) by the various banks, the Company had letters of credit drawn of $549 million ($499 million as at December 31, 2011). As at September 30, 2012, cash and cash equivalents of $518 million ($499 million as at December 31, 2011) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Shelf prospectus
As at September 30, 2012, the Company had used $712 million (US$700 million) of its current shelf prospectus filed with Canadian securities regulators and its registration statement filed with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to $2.5 billion of debt securities in the Canadian and U.S. markets. The shelf prospectus expires December 2013. Access to capital markets under the shelf is dependent on market conditions at the time of pricing.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2012:

In millions	Total	2012	2013	2014	2015	2016	2017 & thereafter
Debt obligations (1)	$5,528	$171	$391	$317	$-	$538	$4,111
Interest on debt obligations	4,626	67	291	275	267	260	3,466
Capital lease obligations (2)	1,175	23	147	266	108	292	339
Operating lease obligations (3)	626	34	114	87	69	53	269
Purchase obligations (4)	846	387	210	195	49	2	3
Pension contributions (5)	523	-	7	11	240	265	-
Other long-term liabilities reflected on
the balance sheet (6)	815	53	56	50	56	41	559
Other commitments (7)	290	25	65	90	110	-	-

Total obligations	$14,429	$760	$1,281	$1,291	$899	$1,451	$8,747

(1)
Presented net of unamortized discounts, of which $834 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $920 million which are included in “Capital lease obligations.”

(2)	Includes $920 million of minimum lease payments and $255 million of imputed interest at rates ranging from 0.7% to 11.8%.

(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(5)
The Company’s pension contributions are based on actuarial funding valuations. The estimated minimum required payments for pension contributions, excluding current service cost, are based on actuarial funding valuations as at December 31, 2011 that were performed in 2012. As a result of the voluntary contributions made by the Company in 2011 and 2012 of $350 million and $450 million, respectively, for the Company’s main pension plan, the CN Pension Plan, there are no minimum required payments for pension contributions, excluding current service cost required for 2012 and 2013. Actuarial valuations are generally required annually and as such, future payments for pension contributions are subject to re-evaluation on an annual basis. See the section of this MD&A entitled Other risks – Pensions as well as the section of the Company's 2011 Annual Report entitled Critical accounting policies – Pensions and other postretirement benefits.

(6)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities that have been classified as contractual settlement agreements.

(7)
The Company has remaining estimated commitments totaling approximately $110 million in relation to the EJ&E acquisition for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities' concerns. The commitment for the grade separation projects is based on estimated costs provided by the Surface Transportation Board (STB) at the time of acquisition and could be subject to adjustment. In addition, remaining implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 are estimated to be approximately $180 million (US$180 million).

For 2012 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Disposal of property

2012 – Disposal of Bala-Oakville
In March 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

2011 – Disposal of IC RailMarine Terminal
In August 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (ICRMT), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (Foresight) and the Cline Group (Cline), for cash proceeds of $70 million (US$73 million) before transaction costs. ICRMT is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran, LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the ICRMT transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

2011 – Disposal of Lakeshore East
In March 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 8 – Major commitments and contingencies to the Company’s unaudited Interim Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans to the Company’s 2011 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and nine months ended September 30, 2012 and 2011.

	Three months ended September 30		Nine months ended September 30
In millions	2012	2011	2012	2011

Cash settled awards
Restricted share unit plan	$17	$(8)	$47	$39
Voluntary Incentive Deferral Plan	4	(13)	14	5
	21	(21)	61	44
Stock option awards	3	2	8	7
Total stock-based compensation expense (benefit)	$24	$(19)	$69	$51
Tax benefit (expense) recognized in income	$7	$(6)	$16	$12

Additional disclosures are provided in Note 5 – Stock plans to the Company’s unaudited Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At September 30, 2012, the Company did not have any significant derivative financial instruments outstanding. At September 30, 2012, Accumulated other comprehensive loss included an unamortized gain of $8 million, $6 million after-tax ($8 million, $6 million after-tax at December 31, 2011) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt.
Additional disclosure is provided in Note 18 – Financial instruments to the Company’s 2011 Annual Consolidated Financial Statements as well as Note 9 – Financial instruments to the Company’s unaudited Interim Consolidated Financial Statements.

Common shares

Share repurchase programs
In October 2011, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 17.0 million common shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 16.7 million common shares under this share repurchase program.
The following table provides the activity under such share repurchase program as well as the share repurchase program of the prior year:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2012	2011	2012	2011
Number of common shares repurchased (1)	4.1	6.0	13.3	16.5
Weighted-average price per share (2)	$89.82	$69.48	$82.32	$70.56
Amount of repurchase	$373	$417	$1,095	$1,164
(1)	Includes common shares purchased in the first quarters of 2012 and 2011 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

On October 22, 2012, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

Outstanding share data
As at October 22, 2012, the Company had 431.5 million common shares and 4.8 million stock options outstanding.

Recent accounting pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, giving companies the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income in the statement of changes in shareholders’ equity. ASU 2011-05 also requires reclassification adjustments for each component of accumulated other comprehensive income (AOCI) in both net income and other comprehensive income (OCI) to be separately disclosed on the face of the financial statements. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income, which deferred the effective date to present reclassification adjustments in net income. The effective date of the deferral is consistent with the effective date of ASU 2011-05 which becomes effective for fiscal years beginning on or after December 15, 2011. The FASB is currently re-evaluating the requirements, with a final decision expected in 2012. The Company has adopted the requirements of these ASUs.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement-Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements. The update includes two types of amendments; those that clarify the application of existing fair value measurement and disclosure requirements and those that change a principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for the Company beginning January 1, 2012 and did not have a significant impact on the Company’s consolidated financial statements.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal years beginning on or after January 1, 2011. However, National Instrument 52-107 issued by the Ontario Securities Commission allows SEC issuers, as defined by the SEC, such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS and to continue reporting under U.S. GAAP. The SEC is currently evaluating the implications of incorporating IFRS into the U.S. financial reporting system. Should the SEC decide it will move forward, the Company will convert its reporting to IFRS when required.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2011, as well as the effect of changes to these estimates, can be found on pages 33 to 40 of the Company’s 2011 Annual Report.
As at September 30, 2012 and December 31 and September 30, 2011, the Company had the following amounts outstanding relating to its critical accounting policies:

	September 30	December 31	September 30
In millions	2012	2011	2011
	(Unaudited)		(Unaudited)
Pension asset	$126	$-	$618
Pension liability	290	829	259
Other postretirement benefits liability	280	284	289
Provision for personal injury and other claims	299	310	353
Provision for environmental costs	126	152	158
Net deferred income tax provision	5,566	5,211	5,561
Properties	24,004	23,917	23,800

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at September 30, 2012, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at September 30, 2012, CN employed a total of 16,242 employees in Canada, of which 12,053 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the collective agreements remain in effect until the bargaining process has been exhausted as per the Canada Labour Code.
On January 27, 2012, the tentative agreement reached on December 12, 2011 between CN and Teamsters Canada Rail Conference (TCRC) covering approximately 1,500 locomotive engineers was ratified. The new collective agreement will expire on December 31, 2014.
On February 8, 2012, the tentative agreement reached on December 15, 2011 between CN and the United Steelworkers (USW) covering approximately 2,900 track maintenance employees was ratified. The new collective agreement will expire on December 31, 2014.
On May 28, 2012, the tentative agreement reached on April 11, 2012 between CN and the TCRC covering approximately 200 rail traffic controllers was ratified. The new collective agreement will expire on December 31, 2014.
The collective agreement for the International Brotherhood of Electrical Workers (IBEW), covering approximately 700 signal and communications employees, will expire on December 31, 2012. CN and the IBEW will soon commence the bargaining process for the renewal of the collective agreement.

Disputes relating to the renewal of collective agreements could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at September 30, 2012, CN employed a total of 7,368 employees in the U.S., of which 5,782 were unionized employees.
As of October 2012, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Railroad Company (ICRR), companies owned by Wisconsin Central Transportation Corporation (WC), Bessemer & Lake Erie Railroad Company (BLE), The Pittsburgh and Conneaut Dock Company (PCD), and EJ&E. Agreements in place have various moratorium provisions, ranging from 2008 to 2015, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Several of these agreements are currently under renegotiation.
In conjunction with a notice of exemption filed with the Surface Transportation Board (STB) allowing for the intra-corporate merger of EJ&E and WC, the Company has served notice to unions representing train and engine service employees on those properties to consolidate

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

the collective agreements. As of August 30, 2012, CN reached tentative agreements with the United Transportation Union (UTU) and the Brotherhood of Locomotive Engineers and Trainmen (BLET) to complete the consolidation of the collective agreements covering all impacted train and engine employees. Ratification of both of these agreements was completed on October 7, 2012. Effective upon the closing of the EJ&E and WC merger, which is projected for December 31, 2012, train and engine service employees of the EJ&E will be governed by the terms of the WC collective agreements.
The WC rail traffic controllers (RTCs) ratified their first collective agreement on February 29, 2012, which led to an Implementing Agreement that combined the WC, ICRR and GTW RTC’s under one collective agreement in the centralized Rail Traffic Control Center in Homewood, Illinois.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, ICRR, WC, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. The CTA also regulates the maximum revenue entitlement for the movement of grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.
On August 12, 2008, Transport Canada announced a review of the services offered by CN and CP to Canadian shippers and customers. The panel conducting the review issued its final report and recommendations with the Minister of Transport and Infrastructure in December 2010. This report, which was released to the public on March 18, 2011, recommends streamlined commercial dispute resolution, the establishment of service level agreements with customers, and public reporting of various system metrics amongst other recommendations. The Government of Canada accepted the panel’s report and announced that it intended to implement certain steps to improve the entire rail supply chain, including potentially tabling legislation to give shippers the right to a service agreement. As part of its response to the panel’s report, the Government appointed on October 31, 2011, a facilitator to lead discussions with a view to establish a service level agreement template and a dispute resolution process to resolve disputes arising under such service agreements. The facilitator’s report was issued on June 22, 2012. The Government has not introduced new legislation, however a Private Members’ Bill promoting the position of some rail customers and associations (Bill C-441) was introduced in the House of Commons on June 20, 2012.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's results of operations or financial position.

Economic regulation – U.S.
The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. On May 23, 2012, the Company filed with the STB a notice of exemption for the intra-corporate merger of EJ&E into Wisconsin Central. The notice became effective on June 22, 2012, and upon completion of labor implementing agreements, the Company plans to consummate the merger by December 31, 2012.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The STB has undertaken proceedings in a number of areas recently on rail issues. On February 24, 2011, the STB held a hearing to review the commodities and forms of service currently exempt from STB regulation and is considering the comments on these matters and may take further action. On May 7, 2012, the STB proposed new regulations concerning the liability of third parties for rail car demurrage providing that any person receiving rail cars from a carrier for loading or unloading who detains the cars beyond a specified period of time may be held liable for demurrage if that person has actual notice of the carrier’s demurrage tariff providing for such liability prior to the carrier’s placement of the cars. On July 25, 2012, following hearings in June 2011 on the state of competition in the railroad industry, the STB commenced a proceeding to evaluate a proposal made by the National Industrial Transportation League for competitive switching. In a first phase, the STB has asked parties to submit a wide variety of data to assess the scope and potential impact of the proposal. Also on July 25, 2012, the STB issued a notice of proposed rulemaking to raise relief caps and remove certain other limitations for rate complaints brought under its simplified rate guidelines.
As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Compliance with this mandate began with the third quarter of 2010 and is governed by performance metrics and standards jointly issued by the FRA and Amtrak on May 12, 2010. The Company is participating in a railroad industry lawsuit filed in August 2011 in the U.S. District Court in Washington, D.C. challenging the constitutionality of these performance metrics and standards. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a petition with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN’s ICRR and GTW lines. On March 9, 2012, CN responded and on March 27, 2012, Amtrak and CN filed a joint motion requesting the STB to hold the proceedings in abeyance in order to enter into a STB-supervised mediation. The STB appointed a mediator for the matter on April 10, 2012, and ordered the proceedings held in abeyance until October 4, 2012 while the mediation ensued. On May 31, 2012, the U.S. District Court upheld PRIIA’s constitutionality over the industry’s challenge. The industry filed a notice of appeal of that decision on June 22, 2012.
The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. Broad legislation to modify economic regulation of the rail industry (S. 158) and legislation to repeal the rail industry’s limited antitrust exemptions (S. 49) were introduced in 2011 in the Senate. S. 49 has also been approved by the Senate Judiciary Committee and there is no assurance that this or similar legislation will not progress through the legislative process in 2012 or in future years.
The acquisition of the EJ&E in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see Contractual obligations section of this MD&A). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company estimates its total remaining commitment related to the acquisition to be approximately $110 million. The commitment for the grade separation projects is based on estimated costs provided by the STB at the time of acquisition and could be subject to adjustment.
The STB also imposed a five-year monitoring and oversight condition, subsequently extended to six years, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. On October 14, 2011, as supplemented on November 14, 2011, the Village of Barrington, IL, requested that the STB impose additional mitigation that would require CN to fund the full cost of a grade separation at a location along the EJ&E line in Barrington. The Company has filed comments at the STB responding to Barrington’s request. A first oversight audit of the Company’s EJ&E’s operational and environmental reporting was completed in April 2010, and after public comment was finalized by the STB in December 2010. In December 2011, the STB directed a second oversight audit that commenced on February 17, 2012, that audit was completed on April 30, 2012, and released publicly by the STB on June 18, 2012.
The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard (USCG) and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. On August 28, 2009, the EPA issued a proposed rule to extend an ongoing rulemaking to limit sulfur emissions for ocean-going vessels to operations in the Great Lakes. The EPA’s proposed rule would have had an adverse impact on the Company’s Great Lakes Fleet operations. The Company’s U.S.-flag vessel operator filed comments on September 28, 2009 in the proceeding. On December 22, 2009, the EPA issued its final emissions regulations, which addressed many of Great Lakes Fleet’s concerns. In addition, the USCG on August 28, 2009 proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator participated in this rulemaking proceeding. The USCG published its final rule in this proceeding on March 23, 2012. At present, vessels operating on the Great Lakes are not covered by the final rule, but expansion of the new requirements at some time in the future is possible.
On November 8, 2011, the Federal Maritime Commission (FMC), which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry to examine whether the U.S. Harbor Maintenance Tax (HMT) and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. The Company filed comments in this proceeding on January 9, 2012. In July 2012, the FMC issued its study, which found that carriers shipping cargo through Canadian or Mexican ports violate no U.S. law, treaty, agreement, or FMC regulation. The report stated, however, that the HMT is one of many factors affecting the increased use of foreign ports for cargo bound for U.S. destinations and that amendment of the current HMT structure should be considered so as to assist U.S. seaports.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation – Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. The following actions have been taken by the federal government:

(i) In 2008, a full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel (Review Panel) and their report was tabled in the House of Commons. The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.

(ii) On June 4, 2010, the Minister of Transport tabled Bill C-33 proposing a number of amendments to the Railway Safety Act addressing the recommendations made by the Review Panel. The Committee completed its study of Bill C-33, but the Bill died on the Order Paper when Parliament was dissolved in March 2011. On October 6, 2011, the Government tabled Bill S-4 which included essentially the same provisions as those that were in Bill C-33. Bill S-4 received Royal Assent on May 17, 2012 and will come into force on a date to be fixed by the order of Governor in Council.

Safety regulation – U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company is taking steps to ensure implementation of PTC in accordance with the new law, including working with other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. Total implementation costs associated with PTC are estimated to be US$220 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and is working with the FRA to ensure that its operations conform to the law’s requirements.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv) Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic inhalation hazard materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i) The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii) The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii) The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport toxic inhalation hazard materials and to limit the operating conditions of such cars.

(iv) In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Other risks

Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Pensions
Overall returns in the capital markets and the level of interest rates affect the funded status of the Company's defined benefit pension plans.
For accounting purposes, the funded status of all pension plans is calculated at the measurement date, which for the Company is December 31, using generally accepted accounting principles. Should the current return in the capital markets and the level of interest rates continue to the next measurement date of December 31, 2012, the Company expects that these factors would significantly impact future pension expense and have a material adverse effect on the funded status of the plans.
For funding purposes, the funded status of the Canadian pension plans is calculated to determine the required level of contribution using going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2011, were filed in June 2012 and identified a going concern surplus of approximately $1.1 billion and a solvency deficit of approximately $1.3 billion, which is used to determine the required contributions and is based on the three year average of the Company’s hypothetical windup ratio at the end of each year. For the Company’s main pension plan, the CN Pension Plan, these hypothetical ratios were 83.7% (81.7% when adjusted for prepayments of $335 million made in 2011) at the end of 2011, 99.3% at the end of 2010, and 96.2% at the end of 2009, respectively. The three year solvency deficit is required to be funded through annual special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date. Should the current return in the capital markets and the current level of interest rates continue to the next valuation date of December 31, 2012, the Company expects that the funded status under a three year solvency or wind up scenario will deteriorate and the Company’s contributions would significantly increase.
Currently, the Company expects to make total contributions in 2012 of approximately $600 million for all its pension plans, including its defined contribution plans. These contributions are for the current service cost as determined under its current actuarial valuations and include voluntary contributions of $450 million made in the first quarter. These voluntary contributions can be treated as a prepayment against its required special solvency payments. As such, as at September 30, 2012, based on the Company’s last filed actuarial valuations, these voluntary contributions are expected to be sufficient to meet the Company’s special solvency payment requirements for the CN Pension Plan to the end of 2014. Since 2010, the Company has made total voluntary contributions of $1.1 billion. In view of the uncertainty associated with future pension plan returns and level of interest rates in the current economic environment, the Company is reviewing the merits of contributing an additional $250 million in 2012. Actuarial valuations are also required annually for the Company’s U.S. pension plans.
The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligation.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance premiums could also increase significantly or coverage could become unavailable.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to the business failures of its customers. To manage its credit risk on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 45% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $5 million to $15 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company’s revenues and expenses.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company's capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could (a) affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; (b) make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and (c) increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2012, have concluded that the Company’s disclosure controls and procedures were effective.
During the third quarter ended September 30, 2012, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s 2011 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
October 22, 2012

Item4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  October 25, 2012
/s/ Claude Mongeau
Claude Mongeau
President and Chief Executive Officer

Item5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 25, 2012

/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 25, 2012	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel